                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*



                                MEMRY CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   586263-20-4
                                 (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 586263-20-4                 13G                      Page 2 of 5 Pages



(1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Person

         Connecticut Innovations, Incorporated,
         a Connecticut corporation
         I.R.S. Identification No. 06-6000798
         ----------------------------------------------

(2)      Check the Appropriate Box if a member of a Group (See Instructions)

         (a)    n/a
             -------------------------------------------------------------------
         (b)    n/a
             -------------------------------------------------------------------

(3)      SEC Use Only
                      ----------------------------------------------------------


(4)      Citizenship or Place of Organization   Connecticut
                                              ----------------------------------

Number of Shares           (5)      Sole Voting Power       3,041,963
                                                      --------------------------
Beneficially Owned         (6)      Shared Voting Power        n/a
                                                        ------------------------
By Each Reporting          (7)      Sole Dispositive Power  3,041,963
                                                           ---------------------
Person With                (8)      Shared Dispositive Power   n/a
                                                             -------------------

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,963
                                                                      ----------


(10)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
         Instructions)   n/a
                      ----------------------------------------------------------

         -----------------------------------------------------------------------

(11)     Percent of Class Represented by Amount in Row (9) 16.2%
                                                           ---------------------

(12)     Type of Reporting Person (See Instructions)   CO
                                                     ---------------------------

CUSIP NO. 586263-20-4                 13G                      Page 3 of 5 Pages




Item 1(a).            Name of Issuer:

   Memry Corporation
--------------------------------------------------------------------------------

Item 1(b).            Address of Issuer's Principal Executive Offices:

   57 Commerce Drive, Brookfield, Connecticut  06804
--------------------------------------------------------------------------------

Item 2(a).            Name of Person Filing:

   Connecticut Innovations, Incorporated
--------------------------------------------------------------------------------


Item 2(b).            Address of Principal Business Office or, if None,
                      Residence:

   40 Cold Spring Road, Rocky Hill, Connecticut 06067
--------------------------------------------------------------------------------


Item 2(c).            Citizenship:

         a Connecticut corporation
--------------------------------------------------------------------------------


Item 2(d).            Title of Class of Securities:

         Common Stock
--------------------------------------------------------------------------------


Item 2(e).            CUSIP Number:

         586263-20-4
--------------------------------------------------------------------------------


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a) [ ]      Broker or dealer registered under Section 15 of the Act,

       (b) [ ]      Bank as defined in Section 3(a)(6) of the Act,

       (c) [ ]      Insurance Company as defined in Section 3(a)(19) of the Act,

       (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

       (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

       (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

       (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,

       (h) [ ]      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP NO. 586263-20-4                 13G                      Page 4 of 5 Pages




Item 4.        Ownership.

       (a)  Amount beneficially owned:

                  3,041,963 shares, consisting of 954,028 shares of common stock and 2,087,935 shares issuable upon exercise of currently exercisable warrants
         -----------------------------------------------------------------------

       (b)  Percent of Class:

                    16.2%
         -----------------------------------------------------------------------

       (c)  Number of shares to which such person has:

        (i)   Sole power to vote or to direct the vote        3,041,963
                                                       -------------------------

        (ii)  Shared power to vote or to direct the vote      n/a
                                                         -----------------------

        (iii) Sole power to dispose or to direct the disposition of 3,041,963
                                                                    ------------

        (iv)  Shared power to dispose or to direct the disposition of  n/a
                                                                      ----------


Item 5.        Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

         n/a
--------------------------------------------------------------------------------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         n/a
--------------------------------------------------------------------------------

Item 8.        Identification and Classification of Members of the Group.

         n/a
--------------------------------------------------------------------------------

Item 9.        Notice of Dissolution of Group.

         n/a
--------------------------------------------------------------------------------

CUSIP NO. 586263-20-4                 13G                      Page 5 of 5 Pages




Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



                                        CONNECTICUT INNOVATIONS, INCORPORATED



Dated: March 17, 1997                   By: /s/ Victor R. Budnick
                                           -----------------------------------
                                                Victor R. Budnick,
                                                President & Executive Director